UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Global Royalty Corp.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Coeur Mining, Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Coeur Mining, Inc.
104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603
Attn: Casey Nault, General Counsel
Telephone: (312) 489-5800
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf
of Subject Company)

November 27, 2013

(Date Tender Offer/Rights Offering Commenced)

The total number of pages contained in this document is 3

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.
The following documents are attached as exhibits to this Form CB:

Exhibit Number

99.1	Offer, dated November 27, 2013
99.2	Letter of Transmittal and Joinder
Item 2. Informational Legends.
Notice to U.S. Shareholders. This Offer is made for the securities of a non-U.S. company. The Offer is subject to disclosure requirements of a country that are different from those of the United States. Financial information included in the document, if any, may be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities being acquired is located in a foreign country, and some or all of such company’s officers and directors may not be residents of the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS
Not applicable.

[Signature page follows.]

PART IV - SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COEUR MINING, INC.

By:/s/ Casey Nault
(Signature)

Casey Nault Vice President, General Counsel and Secretary
(Name and Title)

November 29, 2013
(Date)